UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 5
to
SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
PRA INTERNATIONAL
(Name of the Issuer)

PRA International
PRA Holdings, Inc.
Genstar Capital Partners V, L.P.
Genstar Capital Partners IV, L.P.
Genstar Capital Partners III, L.P.
Stargen V, L.P.
Stargen IV, L.P.
Jean-Pierre L. Conte
Robert J. Weltman
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

69353C101
(CUSIP Number of Class of Securities)

William M. Walsh, III
Secretary
PRA International
12120 Sunset Hills Road
Suite 600
Reston, Virginia 20190
(703) 464-6300

Copies to:

Morton A. Pierce Chang-Do Gong Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000	Charles Nathan Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  ☐    The filing of a registration statement under the Securities Act of 1933.

c.  ☐    A tender offer

d.  ☐    None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☑

CALCULATION OF FILING FEE

Transactional Valuation*	Amount of Filing Fee**
$796,397,697.50	$24,449.41

*	Calculated solely for the purpose of determining the filing fee. The filing fee was calculated based on the sum of (1) an aggregate cash payment of $755,797,228.50 for the proposed per share cash payment of $30.50 for 24,780,237 outstanding shares of PRA common stock and (2) an aggregate cash payment of $40,600,469 expected to be paid upon the cancellation of outstanding options having an exercise price of less than $30.50 (the sum of (1) and (2), the “Total Valuation”).

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0000307.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,449.41
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement
Filing Party: PRA International
Date Filed: August 28, 2007

INTRODUCTION

This Amendment No. 5 (the “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended (the “Transaction Statement”), is being filed by: (1) PRA International, a Delaware corporation (“PRA”), the issuer of the common stock, par value $0.01 per share (“Common Stock”), that is subject to the Rule 13e-3 transaction and now a wholly-owned subsidiary of PRA Holdings, Inc. (f/k/a GG Holdings I, Inc.), (2) PRA Holdings, Inc., a Delaware corporation (“Parent”), (3) Genstar Capital Partners V, L.P., a Delaware limited partnership, (4) Genstar Capital Partners IV, L.P., a Delaware limited partnership, (5) Genstar Capital Partners III, L.P., a Delaware limited partnership, (6) Stargen V, L.P., a Delaware limited partnership, (7) Stargen IV, L.P., a Delaware limited partnership, (8) Jean-Pierre L. Conte, an individual, and (9) Robert J. Weltman, an individual.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement. The Transaction Statement, as amended by this Final Amendment, relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated July 24, 2007, between PRA, Parent, and GG Merger Sub I, Inc., a Delaware corporation (“Merger Sub”), which provides for, among other things, the merger of Merger Sub with and into PRA, and PRA continuing as the surviving corporation (the “Merger”).

The information contained in the definitive Proxy Statement filed with the Securities and Exchange Commission on November 9, 2007 (the “Proxy Statement”) is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. Except as set forth in this Final Amendment, all information in Amendment No. 4 to the Transaction Statement, filed on November 9, 2007, remains unchanged.

Item 15. Additional Information.

Regulation M-A Item 1011

Item 15(b) is hereby amended and supplemented as follows:

(b) Other Material Information

On Wednesday, December 12, 2007, at a special meeting of PRA’s stockholders, the Merger Agreement was adopted by the holders of a majority of the outstanding shares of Common Stock entitled to vote at the special meeting.

On December 13, 2007, PRA filed a Certificate of Merger (the “Certificate”) with the Secretary of State of the State of Delaware. Upon the filing of the Certificate, each outstanding share of Common Stock was converted and exchanged automatically into the right to receive an amount in cash equal to $30.50 (other than treasury shares, shares held by Parent or Merger Sub and shares held by PRA stockholders who choose to be treated as dissenting stockholders by exercising and perfecting their appraisal rights under Delaware law with respect to the Merger), without interest and less any applicable withholding taxes.

At the effective time of the Merger, each outstanding option to acquire Common Stock, other than certain options to acquire Common Stock held by certain members of management which were exchanged for options to purchase shares of Parent common stock, became fully vested and immediately exercisable and was cancelled and converted into a right to receive a cash payment of an amount equal to (1) the excess, if any, of $30.50 over the exercise price per share of the Common Stock subject to the option, multiplied by (2) the number of shares of Common Stock subject to the option, without interest and less any applicable withholding taxes.

At the effective time of the Merger, each right to receive Common Stock or benefits measured by the value of a number of shares of Common Stock became fully vested and free of any restrictions and was cancelled and converted into a right to receive a cash payment of an amount equal to $30.50 for each share of Common Stock subject to the award, without interest and less any applicable withholding taxes.

As a result of the Merger, the Common Stock ceased to trade on the Nasdaq Stock Market and became eligible for delisting from the Nasdaq Stock Market and termination of registration pursuant to Rules 12g-4 and 12h-3. Accordingly, on December 13, 2007, PRA filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2007

PRA INTERNATIONAL

By:	/s/ Terrance J. Bieker
Name:     Terrance J. Bieker

Title:	Chief Executive Officer

PRA HOLDINGS, INC.

By:	/s/ Jean-Pierre L. Conte
Name:     Jean-Pierre L. Conte

Title:	President

GENSTAR CAPITAL PARTNERS V, L.P.

By:	Genstar Capital V, L.P.
Its:	General Partner

By:	Genstar V GP LLC
Its:	General Partner

By:	/s/ Jean-Pierre L. Conte
Name:     Jean-Pierre L. Conte

Title:	Managing Director

GENSTAR CAPITAL PARTNERS IV, L.P.

By:	Genstar Capital IV, L.P.

Its:	General Partner

By:	Genstar IV GP LLC

Its:	General Partner

By:	/s/ Jean-Pierre L. Conte
Name:     Jean-Pierre L. Conte

Title:	Managing Director

GENSTAR CAPITAL PARTNERS III, L.P.

By:	Genstar Capital III, L.P.

Its:	General Partner

By:	Genstar Capital III GP LLC

Its:	General Partner

By:	/s/ Jean-Pierre L. Conte
Name:     Jean-Pierre L. Conte

Title:	Managing Director

STARGEN V, L.P.

By:	Genstar Capital V, L.P.

Its:	General Partner

By:	Genstar V GP LLC

Its:	General Partner

By:	/s/ Jean-Pierre L. Conte
Name:     Jean-Pierre L. Conte

Title:	Managing Director

STARGEN IV, L.P.

By:	Genstar Capital IV, L.P.

Its:	General Partner

By:	Genstar IV GP LLC

Its:	General Partner

By:	/s/ Jean-Pierre L. Conte
Name:     Jean-Pierre L. Conte

Title:	Managing Director

JEAN-PIERRE L. CONTE

/s/ Jean-Pierre L. Conte

ROBERT J. WELTMAN

/s/ Robert J. Weltman